Seabridge Gold Completes 2019 Snowstorm Drill Campaign

Favorable Structures and Stratigraphy Confirmed; Drilling to Continue in 2020

Toronto, Canada... Seabridge Gold's (TSX: SEA, NYSE:SA) first drill program at its 100%-owned Snowstorm Project in Northern Nevada has confirmed the presence of structures and stratigraphy similar to Turquoise Ridge and Twin Creeks, two successful gold mines located just a few kilometers southwest of Snowstorm on the Getchell Trend. The wealth of geochemical, geophysical and geological data collected in the 2019 program is being carefully evaluated for information to help refine this year's drilling.

The 2019 drilling was designed to test for an extension of the Getchell Trend and the distinctive structural and stratigraphic features found at Twin Creeks and Turquoise Ridge respectively located about 6 and 15 kilometers southwest of Snowstorm. Twin Creeks reports remaining reserves of 3.2 million ounces grading 1.9 g/T gold while Turquoise Ridge reports 9.1 million ounces grading 13.0 g/T gold.

A total of 3,806.6 meters were completed in four drill holes last season including 1,836.1 meters of reverse circulation drilling and 1,970.5 meters of core.  Drilling efficiency was poor due to difficult ground conditions and the program therefore fell short of its meters-drilled target before being terminated due to seasonal weather changes.

Rudi Fronk, Chairman and CEO of Seabridge Gold commented: "We acquired Snowstorm in 2017 because we think it has an excellent chance to host a Getchell-style deposit. Nothing we have learned to date has downgraded this opportunity. We have identified the favorable stratigraphic host for a Getchell style deposit as well as similar structures which fed the deposits to the south. These occurrences are challenging to find because they are not very large and they are hidden under younger volcanic cover. However, all the data suggests to us that we're in the right neighborhood. We think a detailed interpretation of last year's data now in progress will help us vector towards a discovery."

Seabridge encountered the host Ordovician carbonate stratigraphy as predicted. Carbonate stratigraphy is intercalated with basaltic tuff and sills characteristic of Getchell-style deposits.  Locally, the carbonate stratigraphy shows weak carbonate dissolution and organic-carbon impregnation.  These features, along with the appropriate clay mineralogy, indicate our first holes pierced the host stratigraphy on the margin of a potentially productive hydrothermal system.  Initial drilling was concentrated along a major north-trending structure which is now believed to have postdated the peak mineralizing episode.  Focus is shifting to other structural orientations.

Additional magnetotelluric (MT) surveys have been scheduled by Seabridge to help refine the recognized structural targets.  These surveys will improve resolution and extend exploration to the east into a previously unexplored area. Work continues on evaluating the regional deformation style at Snowstorm. Our drill data will enable us to build a preliminary fold pattern for the Snowstorm property. Folding plays a key role in gold deposition on the Trend. New geochemical data is also enabling us to tease out more information from historical drill holes.

Exploration activities by Seabridge at the Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the data gathered suggesting there is excellent potential for a Getchell style gold deposit; (ii) that the data suggests the drilling is in the right area for a discovery, and (ii) thedate of structures encountered in relation to the time of the peak mineralizing episode, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

 ON BEHALF OF THE BOARD

 "Rudi P. Fronk"

 Chairman & CEO

For further information, please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release